

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 2, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 2, 2026, The Nasdaq Stock Market (the "Exchange") received from Aeon Acquisition I Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Ordinary Shares, par value $0.0001 per share

Units, each consisting of one Class A Ordinary Share, one redeemable warrant to purchase one Class A Ordinary Share, and one right to receive one-fourth (1/4) of one Class A Ordinary Share

Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share, $0.0001 par value, at an exercise price of $11.50

Rights to receive one-fourth (1/4) of one Class A Ordinary Shares

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi